Loeb & Loeb LLP 345 Park Avenue New York, NY 10154	Main 212.407.4000 Fax 212.407.4990

March 21, 2024

Via EDGAR

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Kibum Park David Link
Ameen Hamady Jennifer Monick

Re:	Genesis Growth Tech Acquisition Corp.

Preliminary Proxy Statement on Schedule 14A

Filed February 13, 2024

File No. 001-41138

Ladies and Gentlemen:

On behalf of Genesis Growth Tech Acquisition Corp. (the “Company”), we are hereby responding to the letter dated March 14, 2024 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Preliminary Proxy Statement on Schedule 14A Filed February 13, 2024

File No. 001-41138 (the “Proxy Statement”). In response to the Comment Letter and to update certain information in the Proxy Statement, the Company is filing amendment No. 2 to the Proxy Statement (the “Amended Proxy Statement”) with the Commission today.

For ease of reference, the text of the Staff’s comment is included in bold-face type below, followed by the Company’s response.

Preliminary Proxy Statement on Schedule 14A filed on February 13, 2024 General

1.	We note your response to our comment 1. Please tell us your consideration of Rule 11- 01(a)(8) of Regulation S-X which requires the presentation of pro forma financial information when the consummation of other transactions has occurred or is probable for which disclosure of pro forma financial information would be material to investors. Your response and/or revisions to your filing should address, but not necessarily be limited to, the Contribution and Business Combination Agreement, Patent Purchase Agreement, and the Warrant Exchange Agreement.

RESPONSE: The Company acknowledges the Staff’s comment. The Company advises the Staff that it has considered Rule 11-01(a)(8) and determined that the presentation of pro forma financial information is not required in the Proxy Statement. The Company respectfully advises the Staff that the material financial features of the transaction that would be reflected on a pro forma balance sheet are limited to (a) the cancellation of 8,875,000 Private Placement Warrants that are held by Genesis Sponsor, (b) the issuance to Genesis Sponsor of 221,875,000 Class A ordinary shares in consideration for such cancellation and (c) a $21 million debt obligation. There are no material financial features of the transaction that would be reflected on a pro forma income statement. The Contributed Assets are limited to IP assets that have never been monetized by anyone, have never produced revenues, and which merely have been assigned a dollar valuation. In fact, the GAAP value assigned to the IP will be the historical carryover basis of the transferor which is $0 and contributes to deemed dividend accounting, given that the transaction will be an asset purchase under ASC 805 and the related party nature of the transaction. In addition, the Company respectfully advises the Staff that the material financial features of the transaction are clearly and fully disclosed throughout the Proxy Statement and, moreover, each of the material financial features is the subject of its own risk factor. Therefore, the Company respectfully submits that additional disclosure in the form of pro forma financial information would not be material to investors and would otherwise overcomplicate a rather straightforward asset purchase transaction.

Accordingly, the Company has added clarifying language on pages 28, 54 and 71 of the Amended Proxy Statement.

2.	We note your response to prior comment 2. While we note that as of the date hereof, Genesis Sponsor owns 91.3% of the issued and outstanding Genesis SPAC Ordinary Shares, please disclose Genesis Sponsor and its affiliates’ total potential ownership interest in the combined company, assuming exercise and conversion of all securities.

RESPONSE: The Company acknowledges the Staff’s comment and has added the requested disclosure on pages 13, 27, 42, 70 and 83 of the Amended Proxy Statement.

3.	We note your response to prior comment 10. Please revise your proxy statement to state that the sponsor will not receive additional securities pursuant to an anti-dilution adjustment based on the company obtaining additional financing activities.

RESPONSE: The Company acknowledges the Staff’s comment and has added the requested disclosure on page 12 of the Amended Proxy Statement.

Summary

Interests of Genesis Sponsor and Genesis SPAC’s Directors and Officers, page 25

4.	We note your response to prior comment 24. We further note your revised disclosure on pages 26 that the market values of the Founder Shares and Private Placement Warrants are $75.3 million and $355,000, respectively, based on the closing prices on the OTC as of February 9, 2024. In this regard, please revise the “$11.43 million at risk” figure on pages 27, 70 and 83.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that Gensis Sponsor and its affiliates have spent approximately $11.43 million to date with respect to Genesis SPAC. The Company also acknowledges the current market values of Genesis Sponsor’s Founder Shares and Private Placement Warrants, as well as, pursuant to comment 2 above, Genesis Sponsor and its affiliates’ total potential ownership interest in the combined company. Accordingly, the company has clarified the disclosure on these three matters on pages 27, 70 and 83 of the Amended Proxy Statement.

We will require additional capital after the closing of the Business Combination..., page 32

5.	We note that you will be required to obtain financing after the closing of the Business Combination. Please disclose the types of financing that will be obtained and their impacts to the public shareholders. For example, disclose the potential dilution effect on the public shareholders from raising additional capital.

RESPONSE: The Company acknowledges the Staff’s comment and has added the requested disclosure on pages 12 and 32 of the Amended Proxy Statement.

The Business Combination Fairness Opinion, page 68

6.	Please describe the qualifications of KISSPatent. Refer to Item 14(b)(6) of Schedule 14A and Item 1015(b)(2) of Regulation M-A.

RESPONSE: The Company acknowledges the Staff’s comment and has added the requested disclosure on page 68 of the Amended Proxy Statement.

7.	Please revise to describe the method of selection of KISSPatent. Refer to Item 14(b)(6) of Schedule 14A and Item 1015(b)(3) of Regulation M-A.

RESPONSE: The Company acknowledges the Staff’s comment and has added the requested disclosure on page 68 of the Amended Proxy Statement.

8.	Please revise to describe any material relationship that existed during the past two years or is mutually understood to be contemplated and any compensation received or to be received as a result of the relationship between KISSPatent and GenesisSPAC. In this regard, we note your disclosure on page 65 that on November 17, 2023, KISSPatent delivered its signed fairness opinion to Genesis SPAC. Refer to Item 14(b)(6) of Schedule 14A and Item 1015(b)(4) of Regulation M-A.

RESPONSE: The Company acknowledges the Staff’s comment and has added the requested disclosure on page 68 of the Amended Proxy Statement.

Information about Genesis Sponsor and the Contributed Assets and Obligations Genesis Sponsor, page 93

9.	We note your response to prior comment 9. Please disclose that Mr. Eyal Perez owns 100% of Genesis Sponsor and that Genesis Sponsor owns 100% of the Contributed Assets.

RESPONSE: The Company acknowledges the Staff’s comment and has added the requested disclosure on page 93 of the Amended Proxy Statement.

Annex D - Opinion of KISSPatent Europe BV, page D-13

10.	Please advise us how the free cash flow figures were calculated. We also note the statement in the KISSPatent IP Valuation Report that the complete numbers and calculations are shown in the accompanying excel sheets, however such excel sheets do not appeared to be included. Please advise us as appropriate.

RESPONSE: The free cash flows were calculated by subtracting cash outflows and taxes from cash inflows. Cash inflows were calculated by determining projected royalties in each of six markets after factoring in the Mask technologies participation percentage in each of those six markets. Complete numbers and calculations are shown in the accompanying excel sheets, which have now been included at the end of Annex D in the Amended Proxy Statement.

Please call Andrei Sirabionian of Loeb & Loeb LLP at (212) 407-4089 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Loeb & Loeb LLP
Loeb & Loeb LLP

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